SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
122

10027624

SECURI[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spot Trading L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2800
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Merrilees — (312) 362-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Robert Merrilees, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spot Trading L.L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
MARCIA M SALERNO
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 08/25/10

Notary Public

Robert Merrilees
Manager

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Changes in Subordinated Borrowings.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3 and Possession or Control Requirements Under Rule 15c3-3.
- ☐ (i) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (k) An Oath or Affirmation.
- ☐ (l) A copy of the SIPC Supplemental Report.
- ☐ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Spot Trading L.L.C.

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Members
Spot Trading L.L.C.

We have audited the accompanying statement of financial condition of Spot Trading L.L.C. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spot Trading L.L.C. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 22, 2010

Spot Trading L.L.C.

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 31,945
Securities owned, pledged, at fair value	790,112,605
Receivable from broker-dealer	62,617,265
Membership in exchange, at cost (market value of $2,675,000)	160,000
Fixed assets (net of accumulated depreciation and amortization of $4,714,428)	5,863,623
Prepaid expenses	480,887
Other assets	50,547
Total assets	$ 859,316,872
Liabilities and members' equity	
Liabilities:	
Payable to broker-dealer	$ –
Securities sold, not yet purchased, at fair value	767,146,801
Accounts payable, accrued expenses, and other liabilities	9,586,018
	776,732,819
Subordinated borrowings	13,000,000
Members' equity	69,584,053
Total liabilities and members' equity	$ 859,316,872

See accompanying notes.

1. Organization and Nature of Business

Spot Trading L.L.C. (the Company) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. The Company engages in proprietary trading activities, primarily buying, selling, and dealing as a principal in U.S. exchange-traded options and equity securities for its own account. The Company is a member of the Chicago Board Options Exchange, Incorporated (CBOE), an Electronic Access Member of the International Securities Exchange, LLC, and a market maker on the NYSE Arca Options trading platform of NYSE Arca, Inc. The Company clears all transactions through another broker-dealer, Goldman Sachs Execution & Clearing L.P. (GSEC).

The Company is an Illinois limited liability company. The Company's Manager is Robert Merrilees. All business is conducted from the Company's office in Chicago, Illinois.

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

In June 2009, the Financial Accounting Standards Board (FASB) issued The FASB Accounting Standards Codification and the Hierarchy of GAAP (Codification). The Codification is the single official source of authoritative U.S. accounting and reporting standards applicable for all non-governmental entities, with the exception of guidance issued by the SEC. The Codification did not change GAAP, but organized it into an online research system sorted by individual topics, which are further divided into subtopics. The FASB now issues new standards in the form of Accounting Standards Updates. The Codification is effective for financial statements issued for periods ending after September 15, 2009. The adoption of the Codification did not affect the amounts reflected within the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

2. Significant Accounting Policies (continued)

Financial Instruments

Proprietary equity securities, which include common stock and exchange-traded funds, and derivative financial instruments, which include option and futures contracts that derive their value from underlying assets, indices, or a combination of these factors, are recorded in securities owned, pledged and securities sold, not yet purchased in the statement of financial condition on a trade-date basis.

Securities sold, not yet purchased are collateralized by cash and securities owned, pledged that are on deposit with the clearing broker. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from broker-dealer in the statement of financial condition.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the fair value measurement and related disclosure standards. These standards clarify the definition of fair value for financial reporting, establish a framework for measuring fair value, establish a fair value hierarchy that prioritizes the inputs to valuation techniques, and requires additional disclosures about the use of fair value measurements.

The fair value of a financial instrument is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

2. Significant Accounting Policies (continued)

The established fair value hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 – Quoted prices or exchange settlement prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value measurements do not include transaction costs.

In determining fair value for financial instruments, the Company separates its securities owned, pledged and securities sold, not yet purchased into two categories: equity securities (including common stock and exchange-traded funds) and derivative financial instruments (including options and futures).

Equity Securities — The Company's equity securities may be classified within Level 1, Level 2, or Level 3 of the fair value hierarchy that prioritizes inputs to valuations. The Company's equity securities typically fall within Level 1 or Level 2 because they are exchange-traded and valued using quoted market prices, exchange settlement prices, or other observable inputs. Listed equity securities that are actively traded are classified within Level 1 of the fair value hierarchy. Equity securities that have been delisted, are in bankruptcy, or are not actively traded are generally classified within Level 2 of the fair value hierarchy. Equity securities where volume has declined significantly or where trading activity does not appear orderly and are valued using unobservable inputs, are classified within Level 3 of the fair value hierarchy.

2. Significant Accounting Policies (continued)

Derivative Financial Instruments

The Company's derivative financial instruments may be classified within Level 1, Level 2, or Level 3 of the fair value hierarchy that prioritizes inputs to valuations. The Company's derivative financial instruments typically fall within Level 1 or Level 2 of the fair value hierarchy because they are exchange-traded and valued using quoted market prices, exchange settlement prices, or other observable inputs. Listed derivative financial instruments that are actively traded are classified within Level 1 of the fair value hierarchy. Derivative financial instruments that are not actively traded are generally classified within Level 2 of the fair value hierarchy. Derivative financial instruments where volume has declined significantly or where trading activity does not appear orderly and are valued using unobservable inputs, are classified within Level 3 of the fair value hierarchy.

Fixed Assets

Fixed assets include computer equipment, furniture, software, and leasehold improvements, recorded at cost, less accumulated depreciation and amortization.

Computer equipment includes servers, workstations, and networking equipment. Networking equipment is depreciated on an accelerated basis over useful lives of five years. Servers and workstations are depreciated on a straight-line basis over useful lives of three years.

Furniture includes office furniture and related fixtures. Furniture is depreciated on an accelerated basis over useful lives of seven years.

Software includes both purchased and internally developed software. Purchased and internally developed software meeting certain criteria are capitalized and amortized on a straight-line basis over useful lives of three years.

Leasehold improvements include investments made to customize office space occupied under an operating lease to make it suitable for its intended use. Leasehold improvements are depreciated over the lesser of the economic useful life of the improvement or the term of the lease.

2. Significant Accounting Policies (continued)

Fixed assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows related to the asset or asset group is less than the corresponding carrying value. No impairment loss for fixed assets was recorded for the year ended December 31, 2009.

Leases

The Company leases office space under an operating lease. The Company recognizes occupancy expense related to the operating lease on a straight-line basis over the term of the lease. At December 31, 2009, the Company had $920,951 of accrued rent liability recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition to be amortized to occupancy expense over the term of the lease. The term of the lease commences on the earlier of the date when the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property.

For tenant improvement allowances, the Company records a deferred liability and amortizes the liability over the lease term as a reduction to occupancy expense. At December 31, 2009, the Company had $987,321 of deferred liabilities for tenant improvement allowances recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

Income Taxes

The Company accounts for income taxes in accordance with the applicable income tax guidance in the U.S. The Company operates in the U.S. as a limited liability company that is treated as a partnership for income tax purposes. Accordingly, the Company's income, which is allocated to the Company's members, is not subject to income taxes at the company level. Taxes related to income earned by the Company represent obligations of the individual members, and the Company is considered a pass-through entity. Accordingly, no provision has been made for federal, state, or local income taxes of the Company since the members are individually liable for the taxes on their share of the Company's taxable income or loss.

2. Significant Accounting Policies (continued)

In July 2006, the FASB issued Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-06, *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Non-Public Entities* (ASU 2009-6), which clarifies accounting for tax positions and the related disclosures for non-public entities. ASU 2009-6 was adopted by the Company for the year ended December 31, 2009. The adoption of ASC 740 and ASU 2009-6 did not have an impact on the amounts reported in the statement of financial condition.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense, including any interest and penalties, was recorded in the current year, and no adjustments were made to prior periods. Further, the Company does not believe it is reasonably possible that any material tax positions will be recorded within the next twelve months.

Although the Company is subject to examination by the U.S. Internal Revenue Service and various state and local tax authorities within the United States, all examinations with respect to the Company's federal income tax returns for years prior to 2008 have been closed. The Company is subject to examination by various state and local tax authorities within the U.S. for tax years subsequent to 2006. The Company is not currently under audit by any tax authorities.

Exchange Membership

The Company's CBOE exchange membership represents an ownership interest in the exchange and provides the Company with the right to conduct business as a broker-dealer on the exchange. The exchange membership is recorded at cost or, if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of cost less the impairment. There was no exchange membership impairment for the year ended December 31, 2009.

2. Significant Accounting Policies (continued)

On December 10, 2009, the Board of Directors of the CBOE approved plans to pursue a demutualization and an initial public offering (IPO) of CBOE Holdings, Inc., a new holding company that will wholly own the CBOE (collectively, the transactions). The transactions are expected to be completed in the second quarter of 2010. At the time of the demutualization, the Company's CBOE exchange membership will be converted into common stock in CBOE Holdings, Inc. and trading access to the CBOE will be granted through a trading permit. The trading permit will maintain the Company's broker-dealer status. The shares of CBOE Holdings, Inc. will represent an equity ownership interest in that company and will have traditional features of common stock. The common stock will be publicly listed upon completion of the IPO and will initially be subject to certain transfer restrictions. The transactions could change the accounting treatment as it relates to the carrying value of the exchange membership. The Company will continue to monitor and evaluate the transactions and their potential impact on amounts reported in the statement of financial condition.

3. Recently Issued Accounting Standards

In March 2008, the FASB issued ASC 815, Derivatives and Hedging (ASC 815). ASC 815 amends and expands the disclosure requirements with the intent to provide users with an enhanced understanding of derivative activities. ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The Company adopted ASC 815 in 2009. The adoption of ASC 815, as reflected in Note 5 to the financial statements, did not have an impact on the amounts reflected in the statement of financial condition, but increased the related disclosures within the financial statements.

In April 2009, the FASB issued amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended principles list factors that should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The amended principles are consistent with the Company's valuation techniques, and, accordingly, the adoption did not affect the amounts reflected in the statement of financial condition, but increased disaggregation of fair value disclosures, as reflected in Note 5 to the financial statements.

3. Recently Issued Accounting Standards (continued)

In January 2010, the FASB issued an ASU that amends the current fair value measurement and disclosure standards. The ASU requires reporting entities to disclose the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3 positions; disclose transfers between Level 1 and Level 2 and into and out of Level 3 on a gross basis, as well as the reason for the transfers; and disclose purchases, sales, issuances, and settlements separately in the Level 3 rollforward, rather than as one net number. The effective date of the ASU is for interim and annual periods beginning after December 15, 2009; however, the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis will be effective for interim and annual periods beginning after December 15, 2010. The ASU will not have a material effect on the amounts reflected in the statement of financial condition, but will impact the fair value disclosures within the financial statements.

4. Receivable from Broker-Dealer

Amounts receivable from broker-dealer at December 31, 2009, consist of the following:

Margin receivable	$ 52,950,055
Unsettled securities transactions, net	9,427,988
Dividends and interest accrued, net	239,222
Total	$ 62,617,265

5. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth by security type, industry sector, and level within the fair value hierarchy the Company's securities owned, pledged and securities sold, not yet purchased recorded at fair value at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Securities owned, pledged				
Equity securities:				
Common stock				
Basic materials	$ 24,820,540	$ 135,408	$ –	$ 24,955,948
Consumer products	66,216,445	1,070,428	–	67,286,873
Energy	112,847,080	4,443,982	–	117,291,062
Financial services	45,607,978	1,052,699	–	46,660,677
Healthcare	46,427,569	336,361	–	46,763,930
Industrial products	50,219,149	506,291	–	50,725,440
Media and telecommunications	70,641,865	63,495	–	70,705,360
Technology	97,415,314	27,447	–	97,442,761
	514,195,940	7,636,111	–	521,832,051
Exchange-traded funds	35,977,433	1,283,607	–	37,261,040
	550,173,373	8,919,718	–	559,093,091
Derivative financial instruments:				
Options on common stock				
Basic materials	7,196,464	44,115	–	7,240,579
Consumer products	33,438,730	402,199	–	33,840,929
Energy	43,777,477	1,356,957	–	45,134,434
Financial services	52,698,332	111,407	–	52,809,739
Healthcare	12,097,249	341,507	–	12,438,756
Industrial products	20,797,258	362,355	–	21,159,613
Media and telecommunications	19,850,335	1,386,365	–	21,236,700
Technology	24,496,487	434,518	–	24,931,005
	214,352,332	4,439,423	–	218,791,755
Options on exchange-traded funds	12,199,236	28,523	–	12,227,759
	226,551,568	4,467,946	–	231,019,514
Total securities owned, pledged	$ 776,724,941	$ 13,387,664	$ –	$ 790,112,605

5. Financial Instruments (continued)

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased				
Equity securities:				
Common stock				
Basic materials	$ 16,608,578	$ 80,627	$ –	$ 16,689,205
Consumer products	96,535,134	152,462	–	96,687,596
Energy	79,051,859	1,829,312	–	80,881,171
Financial services	121,327,468	4,383	–	121,331,851
Healthcare	33,981,447	818,513	–	34,799,960
Industrial products	46,224,243	970,913	–	47,195,156
Media and telecommunications	44,052,055	322,032	–	44,374,087
Technology	44,014,372	2,155,629	–	46,170,001
	481,795,156	6,333,871	–	488,129,027
Exchange-traded funds	36,226,581	351,437	–	36,578,018
	518,021,737	6,685,308	–	524,707,045
Derivative financial instruments:				
Options on common stock				
Basic materials	10,445,557	193,862	–	10,639,419
Consumer products	33,480,924	192,787	–	33,673,711
Energy	46,169,039	137,055	–	46,306,094
Financial services	21,482,776	221,426	–	21,704,202
Healthcare	17,546,586	138,577	–	17,685,163
Industrial products	23,146,226	147,952	–	23,294,178
Media and telecommunications	20,297,237	310,002	–	20,607,239
Technology	44,458,603	116,815	–	44,575,418
	217,026,948	1,458,476	–	218,485,424
Options on exchange-traded funds	23,860,123	94,209	–	23,954,332
	240,887,071	1,552,685	–	242,439,756
Total securities sold, not yet purchased	$ 758,908,808	$ 8,237,993	$ –	$ 767,146,801

At December 31, 2009, the Company had no futures contracts outstanding. During the year ended December 31, 2009, the Company had no assets or liabilities classified as Level 3 securities. The level assigned to a particular security and the inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

5. Financial Instruments (continued)

Derivative Activities

Derivative financial instruments include option and futures contracts that derive their value from underlying assets, indices, or a combination of these factors. Derivative financial instruments may involve future commitments to purchase or sell other financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified securities or indices. All of the Company's derivative contracts are entered into to take proprietary positions as part of the Company's trading activities and do not qualify for hedge accounting.

The fair value of the Company's derivative financial instruments is reflected in the statement of financial condition. The following table sets forth the fair value of the Company's derivative assets and liabilities by security type included in securities owned, pledged and securities sold, not yet purchased in the statements of financial condition at December 31, 2009:

	Securities Owned, Pledged	Securities Sold, Not Yet Purchased
Derivative contracts accounted for as trading activities:		
Options on equity securities	$ 231,019,514	$ 242,439,756
Fair value of derivative contracts	$ 231,019,514	$ 242,439,756

During 2009, the daily average contract value of derivative assets and liabilities was $2.07 and $2.13, respectively. The daily average number of open contracts for the year ended December 31, 2009, for derivative assets and liabilities was 1,400,107 and 1,338,493, respectively.

Derivative financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition. See Note 10 to the financial statements for a discussion of these risks. The Company manages risk exposures related to its derivative contracts through diversification, by controlling position size, by entering into offsetting positions, and through various analytical monitoring techniques.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2009:

	Cost	Accumulated Depreciation and Amortization	Net Value
Computer equipment	$ 2,720,247	$ 1,854,425	$ 865,822
Furniture	929,149	564,377	364,772
Purchased software	940,106	735,316	204,790
Internally developed software	243,681	52,566	191,115
Leasehold improvements	5,744,868	1,507,744	4,237,124
Total	$ 10,578,051	$ 4,714,428	$ 5,863,623

7. Subordinated Borrowings

On August 26, 2009, the Company entered into two new subordinated revolving loans with a bank group consisting of an administrative agent bank and one other bank. The first loan provides for maximum borrowings of $20,000,000 that are guaranteed by GSEC (Guaranteed Loan). The second loan provides for maximum borrowings of $20,000,000 that are not guaranteed (Non-Guaranteed Loan). These loans replaced two subordinated revolving loans that provided aggregated borrowings up to $35,000,000 and whose commitments expired on August 26, 2009. The Company fully repaid the $20,000,000 outstanding under the previous subordinated revolving loans with borrowings under the new loans on August 26, 2009. The commitments for the new subordinated revolving loans provide for advances through August 26, 2010, with each advance maturing one year from the date of the advance.

The subordinated borrowings constitute part of the Company's net capital under the SEC Uniform Net Capital Rule and may be repaid only if the Company continues to meet minimum net capital and other repayment requirements as defined in Rule 15c3-1 of the SEC Uniform Net Capital Rule after giving effect to such repayment and has received approval from the SEC and other regulatory bodies to make such repayment.

7. Subordinated Borrowings (continued)

The subordinated borrowings at December 31, 2009, consist of the following advances under the revolving loans:

		Total Borrowings
Guaranteed Loan		
Advance due September 3, 2010	$	1,000,000
Advance due September 28, 2010		2,500,000
Advance due October 2, 2010		1,000,000
Advance due October 26, 2010		2,500,000
Advance due October 28, 2010		3,000,000
Advance due October 30, 2010		1,000,000
Advance due November 4, 2010		1,000,000
Advance due November 10, 2010		1,000,000
Non-Guaranteed Loan		
Advances		–
Subordinated borrowings	$	13,000,000

Borrowings under the revolving loans bear interest with reference to the Base Rate (Base Rate Portion) or, at the option of the Company, with reference to Adjusted LIBOR (LIBOR Portion). At December 31, 2009, the Company's borrowings were subject to the following interest rates:

		Total Borrowings
LIBOR Portion at 6.75% (Interest period ending January 4, 2010)	$	3,000,000
LIBOR Portion at 6.75% (Interest period ending January 11, 2010)		5,000,000
LIBOR Portion at 6.75% (Interest period ending March 3, 2010)		5,000,000
Subordinated borrowings	$	13,000,000

7. Subordinated Borrowings (continued)

Base Rate Portions bear interest at a variable rate at the Base Rate plus applicable Base Rate Margin. The Base Rate is the greater of (a) the prime rate, (b) the federal funds rate plus 0.50%, or (c) 1 month LIBOR plus 1.00%. The Base Rate Margin is 4.75% and 5.00% for the Guaranteed Loan and Non-Guaranteed Loan, respectively, during the commitment period. LIBOR Portions bear interest at a fixed rate at Adjusted LIBOR, as defined in the loan documents, plus applicable LIBOR Margin. Adjusted LIBOR is calculated using the greater of (a) the applicable LIBOR Index Rate for the 1, 2, 3, or 6 month interest period selected or (b) 1.00%. The LIBOR Margin is 5.75% and 6.00% for the Guaranteed Loan and Non-Guaranteed Loan, respectively, during the commitment period. Margins on all advances outstanding after the commitment period are subject to an additional 3.00% per annum.

The revolving loans rank pari passu with respect to the payment of principal and interest. The new revolving loan agreements provide for a non-refundable up-front facility fee of one percent (1.00%) of the aggregate amount of the banks' commitment. This amount is being amortized ratably over the term of the commitment. At December 31, 2009, $259,726 of unamortized facility fees are recorded in prepaid expenses and other assets in the statement of financial condition. Additionally, the new agreements provide for a commitment fee of one percent (1.00%) per annum on the average daily unused portion of the banks' commitment. The previous revolving loans that expired during 2009 provided for a facility fee of one-half of one percent (0.5%) per annum on the maximum amount of the banks' commitment and a commitment fee of one-half of one percent (0.5%) per annum on the unused portion of the banks' commitment.

The revolving loans are subject to a number of restrictive covenants that, in part, limit the ability of the Company to create liens on assets, engage in mergers and consolidations, incur indebtedness for borrowed money, declare dividends, or dispose of assets. The financial covenants require the Company to maintain minimum amounts of members' equity and to not exceed a maximum leverage ratio, as defined in the loan documents. As of December 31, 2009, the Company was in compliance with all covenants and had no restrictions on its ability to draw the remaining $27,000,000 available under the revolving loans.

As the guarantor under the Guaranteed Loan, GSEC guarantees the full indebtedness to the banks under the Guaranteed Loan at maturity, or earlier upon an Event of Default, as defined in the loan documents. GSEC may exercise or enforce any right of exoneration, reimbursement, recourse or subrogation available against anyone liable for the indebtedness under the Guaranteed Loan, including the Company, when the amount owing to the banks on both the Guaranteed Loan and Non-Guaranteed Loan have been fully paid and the commitments to extend credit have terminated or expired. In connection with GSEC providing the guaranty under

7. Subordinated Borrowings (continued)

the Guaranteed Loan, the Company has agreed to provide GSEC with certain rights, including indemnification and reimbursement for any loss or liability, or expense, legal and/or otherwise, incurred by GSEC in connection with its obligations under the guaranty.

8. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires in February 2016, with an option to terminate on February 28, 2013. At December 31, 2009, the future minimum annual lease obligations, inclusive of additional estimated payments that may be required for certain increases in operating costs, were as follows:

2010	$ 975,669
2011	1,011,090
2012	1,047,948
2013	1,086,182
2014	1,126,199
Through 2016	1,367,488
Total	$ 6,614,576

In connection with the lease, the Company has delivered to the landlord an irrevocable standby letter of credit in the amount of $40,000, which expires on September 13, 2010. The Company has the option to extend the lease for one period of five years upon expiration of the original term in 2016.

The maximum payouts for option contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options are included in securities sold, not yet purchased in the statement of financial condition.

9. Indemnifications

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Under the Guaranteed Loan, the Company has provided GSEC with certain indemnifications. See Note 7 to the financial statements for a further description.

10. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into various transactions involving derivative financial instruments, primarily options on equity securities. Options owned provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder.

These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

10. Financial Instruments with Off-Balance-Sheet Risk (continued)

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears all of its trades through GSEC, a major U.S. financial institution. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk since all positions are held with this clearing broker. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

The Company also maintains its cash balances at one bank. Accounts held at the bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor, per institution. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

11. Employee 401(k) Savings Plan

The Company maintains a savings plan that is qualified under Section 401(k) of the Internal Revenue Code. Employees are eligible to join the plan the first day of the month following twelve months of employment at the Company. Under this plan, employees may contribute a percentage of eligible compensation on both a before-tax and after-tax basis. The Company generally matches a percentage of a participating employee's before-tax contributions.

12. Members' Equity

The operating agreement of the Company provides for four classes of members with varying rights, preferences, privileges, and obligations: Class A-1, Class A-2, Class B, and Class C.

The sole Class A-1 member has voting rights with respect to the Company, including election of the Manager. The Manager of the Company is the Class A-1 member and has the sole authority to manage the Company's operations. Class A-2, Class B, and Class C members have no voting rights with respect to the Company.

12. Members' Equity (continued)

Class A-1, Class A-2, and Class B members are allocated a pro rata share of the Company's income and losses based on their respective percentage of total Class A-1, Class A-2, and Class B units held (or Company Percentage Interest, as defined in the operating agreement). Class C members receive a preferred return, as defined in the operating agreement.

Class A-1, Class A-2, and Class B members receive pro rata distributions from the Company based on their respective Company Percentage Interest, after distribution of the preferred return to Class C members. Upon a sale or liquidation of the Company, the net proceeds will be distributed first to Class C members in an amount equal to their original contribution plus any unpaid preferred return, and then pro rata to Class A-1, Class A-2, and Class B members based on their respective Company Percentage Interest.

Members' equity balances as of December 31, 2009, were as follows:

Class A-1	$ 35,885,493
Class A-2	28,195,744
Class B	2,356,934
Class C	3,145,882
Total	$ 69,584,053

On December 31, 2009, the former Class A equity was converted into two new equity classes: Class A-1 and Class A-2. The Class A had substantially the same rights, preferences, privileges, and obligations as the Class A-1.

13. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as defined by Rule 15c3-1. Net capital changes from day to day, but at December 31, 2009, the Company had net capital of $3,928,370, which was $3,355,124 in excess of its required minimum net capital. At December 31, 2009, the percentage of aggregate indebtedness to net capital was 218.89%.

Repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

14. Related-Party Transactions

The Company's sole Class A-1 member has a minority ownership interest in YJT Solutions, LLC (YJT Solutions), a provider of technology and consulting services to the Company. The Company owed $294,010 for professional fees and hardware purchases to YJT Solutions at December 31, 2009, with such amounts included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

15. Subsequent Events

Management evaluated and disclosed material subsequent events in the accompanying statement of financial condition and related footnotes through February 22, 2010, the date of issuance of its statement of financial condition at December 31, 2009.

Members of the Company withdrew $7,009,695 of members' equity subsequent to December 31, 2009.

The Company expects to complete a reorganization of its corporate structure during the second quarter of 2010. The reorganization contemplates a holding company structure whereby ownership of the Company would be transferred to a newly created Delaware limited partnership, Spot Holdings L.P. (Holdings), whose ownership would be substantially the same as the current ownership of the Company. The Manager of the Company will control the General Partner of Holdings. In addition, certain other changes may be effected that could have a material impact on the financial statements of the Company. The reorganization is subject to approval by certain regulatory bodies and will require an amendment to the Company's subordinated revolving loan agreements. Subject to these approvals and amendment, the Company expects to make the reorganization effective as of the date completed.

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Statement of Financial Condition

Spot Trading L.L.C.
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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